October 29, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Russell Mancuso
Ted Moskovitz
Re:    Mattson Technology, Inc.
Registration Statement on Form S-3 Filed October 11, 2013
File No. 333-191686
Gentlemen:
We are responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), which were furnished by the Staff’s letter dated October 23, 2013 (the “Comment Letter”) related to the above referenced filing. We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement.
For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response.
Description of the Debt Securities, page 19
1.It appears from your disclosure in the 11th bullet point on page 20 of your prospectus and the 11th bullet point on page 24 of your prospectus that you may offer guaranties or include additional obligors. Please revise to include these guarantees in the fee table and file an opinion of counsel that covers these securities, or revise your disclosure as appropriate. Also, please tell us why the additional obligors are not identified in your filing as registrants.
In response to the Staff’s comment in the Comment Letter, the above mentioned disclosure has been deleted from the Registration Statement as the Company has decided not to include guaranties or additional obligors registered under the Registration Statement.

Securities and Exchange Commission
Re: Mattson Technology, Inc.
October 29, 2013

Exhibit 5.1
2.    Please provide a legality opinion that states that, in the opinion of counsel, the depositary shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts.
In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion that includes the requested language.
3.    Please file an opinion of counsel to cover the rights issuable under your shareholder rights plan. For guidance refer to Section II.B.1.g of Staff Legal Bulletin No. 19 (October 14, 2011), available at http://www.sec.gov/interps/legal/cfslb19.htm.
In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion that covers the rights issuable under our shareholder rights plan.
4.    Please file an opinion that does not include the qualification as to jurisdiction contained in the last sentence of the penultimate paragraph of this exhibit. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19.
In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion to remove the identified restrictions and limitations.

Sincerely,
/s/ J. Michael Dodson
J. Michael Dodson,
Chief Operating Officer and Chief Financial Officer
Mattson Technology, Inc.

cc: Fusen E. Chen, Mattson Technology, Inc.
Tony Jeffries, Michael A. Occhiolini and Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.